UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-40777

ARQIT QUANTUM INC.

(Exact name of registrant as specified in its charter)

3 Orchard Place

London SW1H 0BF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

EXPLANATORY NOTE

On September 30, 2024 Arqit Quantum Inc., a Cayman Islands exempted limited liability company (the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”) with certain existing shareholders Heritage Assets SCSP, Notion Capital Managers LLP, Carlo Calabria, and Garth Ritchie (collectively, the “Purchasers”). Arqit director Manfredi Lefebvre d’Ovidio has shared investment and voting power over the shares held by Heritage Assets SCSP, existing Arqit shareholder Notion Capital Managers LLP is the beneficial owner of the Arqit shares held by Ropemaker Nominees Limited, and Carlo Calabria and Garth Ritchie are each directors of the Company. The Company expects to receive gross proceeds from the offering of approximately $13.6 million. The transaction is expected to close on or about September 30, 2024, but in any case no later than October 9, 2024, subject to customary closing conditions.

The Purchase Agreement provides for the sale and issuance by the Company of: (i) 5,440,000 of the Company’s ordinary shares, par value $0.000004 per share (the “Ordinary Shares”) and (ii) in a concurrent private placement, warrants (the “Warrants”) to purchase up to 5,440,000 Ordinary Shares (the “Warrant Shares”). The Warrants will have an exercise price of $2.50 per share and will become exercisable only upon the later of (i) one year from the issuance date of the Warrants, (ii) the date of the approval by the Company’s shareholders of an increase in authorized capital sufficient to permit the issuance of the Warrant Shares and (iii) the date that the closing trading price of the Ordinary Shares on the Nasdaq Capital Market has exceeded $5.00 for 60 consecutive trading days (such later date, the “Exercise Date”). The Warrants will be exercisable for a period of one year following the Exercise Date. The Warrants will terminate on the earlier of (x) 5:00 p.m. (New York City time) on the last day of the exercise period or (y) 5:00 p.m. (New York City time) on the date falling five years after the date of issuance.

The Ordinary Shares described above are being offered pursuant to an effective shelf registration statement on Form F-3 (File No. 333-268786) (the “Registration Statement”), a base prospectus included in the Registration Statement at the time it originally became effective (the “Base Prospectus”), and a prospectus supplement, dated September 30, 2024 (the “Prospectus Supplement”), filed with the Securities and Exchange Commission (the “Commission”) on September 30, 2024 pursuant to Rule 424(b)(5) under the Securities Act.

The Warrants and the Warrant Shares are being offered pursuant to an exemption from the registration requirements of the Securities Act provided in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

The foregoing description of the Purchase Agreement and the Warrants are not complete and are qualified in their entirety by references to the full text of the Forms of each of the Purchase Agreement and the Warrants, which are filed as exhibits 10.1 and 4.1, respectively, to this Report of Foreign Private Issuer on Form 6-K and are incorporated by reference herein.

A copy of the opinion of Maples & Calder (Cayman) LLP relating to the validity of the Ordinary Shares issued pursuant to the Purchase Agreement is filed herewith as Exhibit 5.1.

The Company issued a press release announcing the transactions pursuant to the Purchase Agreement on September 30, 2024. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On September 27, 2024, the Company issued a press release and furnished a Report of Foreign Private Issuer on Form 6-K that referred to Andy Leaver as being appointed as chief executive officer and a member of the board of directors of the Company. The Company would like to clarify that Mr. Leaver has been appointed as chief executive officer of the Company, but has not been appointed as a member of the board of directors.

Other than as indicated below, the information in this Report of Foreign Private Issuer on Form 6-K (including the exhibits hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act. The information furnished in this Report of Foreign Private Issuer on Form 6-K, including the exhibits hereto, is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-262215 and 333-275960) and Form F-3 (File Nos. 333-268786 and 333-259982), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

4.1	Form of Ordinary Share Purchase Warrant

5.1	Opinion of Maples & Calder (Cayman) LLP

10.1	Form of Securities Purchase Agreement

23.1	Consent of Maples & Calder (Cayman) LLP (included in Exhibit 5.1)

99.1	Press Release issued September 30, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARQIT QUANTUM INC.

By:	/s/ Nick Pointon
Name:	Nick Pointon
Title:	Chief Financial Officer

Date: October 1, 2024